UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.  )*

ServiceNow, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

81762P102

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☐           Rule 13d-1(c)
☒           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81762P102	13G	Page 2 of 5 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Frederic B. Luddy

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

	5	SOLE VOTING POWER
NUMBER OF SHARES		10,713,652 (1)
BENEFICIALLY	6	SHARED VOTING POWER
OWNED BY		1,250,000 (2)
EACH
REPORTING PERSON WITH:	7	SOLE DISPOSITIVE POWER 10,713,652 (1)
	8	SHARED DISPOSITIVE POWER
		1,250,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11,963,652 (1)(2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
350,000 (3)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.4% (4)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes 10,223,652 shares of common stock held directly by the Reporting Person.  Also includes 250,000 shares subject to restricted stock units held by the Reporting Person that shall vest within 60 days of December 31, 2012 and 240,000 shares subject to options held by the Reporting Person that are exercisable within 60 days of December 31, 2012.

(2)	Includes 1,250,000 shares of common stock held by The Luddy Family 2011 Dynasty Trust, of which the Reporting Person may be deemed to have voting or dispositive power.
(3)	Includes 180,000 shares held by the Reporting Person’s spouse and 170,000 shares held by the Genta A. Luddy Irrevocable trust, over which the Reporting Person has no voting or dispositive power.
(4)
Based on 126,367,700 shares of common stock outstanding as of December 31, 2012, as reported by the Issuer to the Reporting Person, plus the number of shares of stock options and restricted stock units held by the Reporting Person, which are treated as converted into common stock only for the purpose of computing the percentage ownership of the Reporting Person.

CUSIP No. 81762P102	13G	Page 3 of 5 Pages

Item 1(a)	Name of Issuer:

ServiceNow, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4810 Eastgate Mall
San Diego, CA 92121

Item 2(a)	Name of Person Filing:

Frederic B. Luddy, the “Reporting Person.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

c/o ServiceNow, Inc.
4810 Eastgate Mall
San Diego, CA 92121

Item 2(c)	Citizenship:

U.S.

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

81762P102

Item 3.	Not applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Row 9 of cover page for the Reporting Person.

(b)	Percent of Class:

See Row 11 of cover page for the Reporting Person.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote:

See Row 5 of cover page for the Reporting Person.

(ii)	Shared power to vote or direct the vote:

See Row 6 of cover page for the Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for the Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of:

See Row 8 of cover page for the Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

CUSIP No. 81762P102	13G	Page 4 of 5 Pages

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being

Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

CUSIP No. 81762P102	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

	By:	/s/ Frederic B. Luddy
	Name:	Frederic B. Luddy